  EXHIBIT 99.1

IM Cannabis announces Focus Medical’s Import of 400 Kilograms of Premium-Indoor-Grown Dried Cannabis from Canada to Israel

The successful import demonstrates the strength of the IM Cannabis global supply chain and business model

Toronto, Canada and Glil Yam, Israel – January 19, 2022 – IM Cannabis Corp. (the “Company” or “IM Cannabis”) (CSE: IMCC, NASDAQ: IMCC), a leading medical and adult-use recreational cannabis company with operations in Israel, Canada, and Germany is pleased to announce that Focus Medical Herbs Ltd. (“Focus Medical”) has completed the importation of approximately 399 kilograms of premium indoor-grown Canadian dried cannabis from Trichome JWC Acquisition Corp. (“TJAC”), the Company’s wholly-owned Canadian cultivation subsidiary, and an additional supply partner. The launch of this product in the Israeli medical cannabis market by Focus Medical is expected by the end of the first quarter of 2022[1]. The Company expects Focus Medical to import additional quantities of premium dried cannabis from TJAC, and its supply partners in Canada and elsewhere, on a consistent basis going forward.

As disclosed on November 29, 2021, the imported medical cannabis from TJAC will be sold to licensed Israeli patients under the WAGNERS brand, the Company’s popular Canadian recreational brand. In Ontario, WAGNERS Premium, indoor-grown dried flower was ranked second in market share in the fourth quarter of 2021, garnering 5.6% of the market[2].  To learn more about WAGNERS, please visit WAGNERS - Well Made Weed (wagnersweed.com) and follow @wagnersweed on Instagram.

Oren Shuster, Chief Executive Officer of IM Cannabis stated, “The importation by Focus Medical of premium indoor-grown dried cannabis from our subsidiary TJAC is an important milestone in IM Cannabis’ strategic objectives. The Israeli medical cannabis market is rapidly evolving and demanding only the finest premium cannabis. With our globally integrated supply chain, indoor cultivation in Canada, and a coordinated team of compliance, regulatory, and purchasing professionals, our Company is uniquely positioned to address the needs of patients and customers in Israel, Canada, and Germany.  We expect 2022 to demonstrate the unique value of the business model that we have built and are excited about the opportunities in each of our core markets.”

About IM Cannabis

IM Cannabis (NASDAQ: IMCC, CSE: IMCC) is a leading international cannabis company supplying premium products to medical patients and adult-use recreational consumers. IM Cannabis is one of the very few companies with operations in Israel, Germany and Canada, the three largest federally legal markets. The ecosystem created through its international operations leverages the Company’s unique data-driven perspective and product supply chain globally. With its commitment to responsible growth and financial prudence and ability to operate within the strictest regulatory environments, the Company has quickly become one of the leading cultivators and distributors of high-quality cannabis globally.

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1 Subject to standard Israeli customs release for international cargo shipments

2 Source: OCS Power BI.

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The IM Cannabis ecosystem operates in Israel through its commercial relationship with Focus Medical, which cultivates, imports and distributes cannabis to medical patients, leveraging years of proprietary data and patient insights. The Company also operates medical cannabis retail pharmacies, online platforms, distribution centres and logistical hubs in Israel that enable the safe delivery and quality control of IM Cannabis products throughout the entire value chain. In Germany, the IM Cannabis ecosystem operates through Adjupharm GmbH (“Adjupharm”), where it also distributes cannabis to medical patients. In Canada, the Company operates through Trichome JWC Acquisition Corp. d/b/a JWC and MYM Nutraceuticals Inc., where it cultivates and processes cannabis for the adult-use market at its Ontario, Nova Scotia and Quebec facilities under the WAGNERS and Highland Grow brands.

About Focus Medical

Focus Medical is one of eight original licensed producers of medical cannabis in Israel and has over 10 years of experience growing high quality medical cannabis in the Israeli market. Focus Medical is an "investee" of the Company under IFRS due to the Company's "de facto control" over Focus Medical despite not having any direct or indirect ownership of it. Focus Medical has an exclusive commercial agreement with IMC to distribute its production under the IMC brand. In addition to its own capacity, Focus Medical has supply agreements with other cultivators for additional supply using its proprietary genetics and for sale under the IM Cannabis brand.

Disclaimer for Forward-Looking Statements

This press release contains “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and United States securities laws (collectively, “forward-looking information”). Forward-looking information are often, but not always, identified by the use of words such as “seek”, “anticipate”, “believe”, “plan”, “estimate”, “expect”, “likely” and “intend” and statements that an event or result “may”, “will”, “should”, “could” or “might” occur or be achieved and other similar expressions. Forward-looking information in this press release includes, without limitation, statements relating to the future import of cannabis, the timing of future import of cannabis, the timing of export from TJAC and its supply partners, the issuance of export permits, the anticipated quantities to be imported by Focus Medical in 2022, the launch and market reception of the WAGNERS brand in Israel, the demand for premium quality indoor-grown cannabis among Israeli medical cannabis patients, the unique value of the Company’s business model, and the Company’s business and strategic plans.

Forward-looking information is based on assumptions that may prove to be incorrect, including but not limited to the ability of the Company to execute its business plan, the continued growth of the medical and/or recreational cannabis markets in the countries in which the Company operates or intends to operate, the Company maintaining “de facto” control over Focus Medical in accordance with IFRS 10, and Focus Medical maintaining its existing Israeli medical cannabis propagation and cultivation licenses. The Company considers these assumptions to be reasonable in the circumstances. However, forward-looking information is subject to business and economic risks and uncertainties and other factors that could cause actual results of operations to differ materially from those expressed or implied in the forward-looking information. Such risks include, without limitation: any failure of the Company to maintain “de facto” control over Focus Medical, Focus Medical maintaining its existing Israeli medical cannabis propagation and cultivation licenses; any determination that the Company is directly engaging in the Israeli medical cannabis market; the ability and/or need to obtain additional financing for continued operations; the ability of the Company to comply with applicable government regulations in a highly regulated industry; unexpected changes in governmental policies and regulations affecting the production, distribution, manufacture, import, export or use of medical and/or recreational cannabis, as applicable, in Israel and Canada; any unexpected failure of any of Focus

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Medical, TJAC or MYM to maintain in good standing or renew all required licenses, permits or authorizations to conduct cannabis activities in their respective jurisdictions; reliance on the Company's commercial facilities in Canada and Focus Medical's commercial facilities in Israel to conduct medical cannabis activities and any unexpected failure of the Company, its subsidiaries or Focus Medical to maintain such commercial facilities in good standing with all applicable regulations, including all required licenses and permits; the ability of the Company, its subsidiaries and Focus Medical to maintain ancillary business licenses, permits and approvals required to operate effectively; the Company and Focus Medical having to rely on third party cannabis producers to supply Adjupharm and Focus Medical with product to successfully fulfill previously announced sales agreements and purchase commitments; the ability of Focus Medical and Adjupharm to deliver on their sales commitments; any unexpected failure of any of Focus Medical, Adjupharm, Trichome Financial Corp. (“Trichome”) or MYM Nutraceuticals Inc. (“MYM”) to maintain in good standing or renew all required licenses, permits or authorizations to conduct cannabis activities in their respective jurisdictions; reliance on the Company’s commercial facilities in Germany and Canada and Focus Medical’s commercial facilities in Israel to conduct medical cannabis activities and any unexpected failure of the Company, its subsidiaries or Focus Medical to maintain such commercial facilities in good standing with all applicable regulations, including all required licenses and permits; the ability of the Company, its subsidiaries and Focus Medical to maintain ancillary business licenses, permits and approvals required to operate effectively; any adverse consequences as a result of certain legal proceedings initiated by Israeli municipal authorities against Focus Medical, Oren Shuster, and certain other shareholders and stakeholders of Focus Medical (the “Construction Proceedings”); unexpected disruptions to the operations and businesses of the Company and/or Focus Medical as a result of the COVID-19 global pandemic or other disease outbreaks including a resurgence in the number of cases of COVID-19, which has occurred in certain locations and the possibility of which in other locations creates ongoing uncertainty that could result in restrictions to contain the virus being re-imposed or imposed on a more strict basis, including restrictions on movement and businesses; unexpected consequences that may arise if Focus Medical were to lose its designation as an essential service in the State of Israel during any current or resurgent COVID-19 outbreak; the extent to which COVID-19 impacts the global economy; the success of new COVID-19 workplace policies and the ability of people to return to workplaces inconsistent public opinion and perception regarding the use of cannabis; perceived effects of medical cannabis products; and the Company’s ability to maintain or improve the brand position of the IM Cannabis brand in the Israeli medical cannabis market

Please see the other risks, uncertainties and factors set out under the heading "Risk Factors" in the Company's management's discussion and analysis dated November 15, 2021 and annual information form dated April 26, 2021 filed with Canadian securities regulators and which are available on the Company's issuer profile on SEDAR at www.sedar.com. Any forward-looking statement included in this press release is made as of the date of this press release and is based on the beliefs, estimates, expectations and opinions of management on the date such forward-looking information is made. The Company does not undertake any obligation to update forward-looking statements except as required by applicable securities laws. Investors should not place undue reliance on forward-looking statements. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

Investor & Media Contacts:

Maya Lustig, Director Investor & Public Relations IM Cannabis Tel. +972-54-677-8100 maya.l@imcannabis.com	KCSA Strategic Communications Kathleen Heaney imcannabis@kcsa.com

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